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Yukon Pizza

Pizza Place

Las Vegas, NV 89104
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $10,000 invested.
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THE PITCH
Yukon Pizza is seeking investment to open our new location.
The Yukon To Las Vegas Journey

The Yukon Sourdough dates back to 1897 during the Klondike Gold Rush. For over 120 years this sourdough has been passed down from father to son in our family as an heirloom and kitchen staple.

Yukon Pizza is a unique wood-fired pizza operation establishing itself in the Huntridge Shopping Center. As the go-to pizzeria for locals, families, and tourists, facility design includes an artisanal wood-fired oven as the centerpiece of the restaurant with an open-air dining atmosphere for an inviting, fun environment for customers to relax and eat.

Yukon Pizza is capitalizing on the "first-mover" opportunity in the space and instituting itself as the preferred pizza provider to the Huntridge neighborhood and the greater Downtown Las Vegas area. A locally-owned restaurant is best positioned to serve the local population with a fresh, unique pizza menu and experience. Commitment to the finest ingredients and superior customer service, coupled with delivery, take-out options, and other customer loyalty building aspects, our operating a quality, family-friendly pizzeria in the Huntridge Neighborhood is designed to succeed.

Our mission is to grow the company, to continue taking care of our employees and our community. We do this through fair living wages to all staff, providing a work-life balance that has meaningful, healthy impact, and serving the best sourdough pizza to our friends, families, and customers. Our menu features items where part of the proceeds from sales go directly to local charities. These policies and plans enable us to grow a profitable company that will fairly compensate staff, owners, and lenders.

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OUR STORY

Yukon Productions DBA Yukon Pizza (established 2017) is a private co-owned limited liability corporation by Alex White (founder), Cameron White, Dani Garcia-White, and Justin Ford.

Yukon Pizza is a restaurant offering a unique sourdough pizza and seasonal menu that does not currently exist in the area. Our customers are the families, couples, and young professionals in the neighborhood, as well as those that drive in from the outskirts of the Las Vegas valley.
Our success lies in our people and our product. We believe in delivering the highest quality food, creating happy, loyal customers, and empowering our team to learn, grow, and excel in the pizza and restaurant world. Through thoughtful planning, hard work, and professional resource management, Yukon Pizza will continue to be a successful long-term venture.
OUR PRODUCT

Yukon Pizza offers high quality sourdough pizza to a local neighborhood that currently has limited availability of restaurants and delivery options

Our menu includes a variety of pizzas that feature and highlight our sourdough and local, seasonal foods. Chef Justin Ford oversees our menu and operations. He has over 15 years of fine dining and pizza restaurant experience.
Along with pizzas, our plans include an expanded menu with appetizers, sandwiches, salads, and entrees. We also plan to offer a variety of sodas, tea, coffee, and water. If permitting allows, selling canned beer and wine will significantly increase profit margins.
LOCATION

Located in the historic Huntridge District, the restaurant space is 1,100 square feet and the custom build out is by Dapper Companies of Las Vegas, NV. Our partnership with Dapper Companies reflects our goals of working with companies of excellence in order to create and deliver the best customer experience possible.

The Huntridge District was the hot-spot for Las Vegas industry and casino workers in the 1960s. With new bars, shopping, and food returning to the neighborhood, the energy of that era is surging once again.

There is a clear gulf in the immediate Huntridge area of pizzerias, allowing us to be the premier pizzeria for the neighborhood and community.

THE TEAM

Alexander White
Co-Owner
Danielle Garcia-White
Co-Owner
Cameron White
Co-Owner
Justin Ford
Chef

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Data Room

Intended Use of Funds

	Target Raise	Maximum Raise
Equipment	$13,000	
Operation Capital	$10,312	
Mainvest Compensation	$1,688	
Total	$25,000	

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$500,000	$550,000	$588,500	$617,925	$636,462
Cost of Goods Sold	$100,000	$110,000	$117,700	$123,585	$127,292
Gross Profit	$400,000	$440,000	$470,800	$494,340	$509,170

EXPENSES

Rent	$48,000	$49,200	$50,430	$51,690	$52,982
Utilities	$36,000	$36,900	$37,822	$38,767	$39,736
Insurance	$6,000	$6,150	$6,303	$6,460	$6,621
Equipment Lease	$8,400	$8,400	$8,400	$8,400	$8,400
Repairs & Maintenance	$2,000	$2,050	$2,101	$2,153	$2,206
Legal & Professional Fees	$3,000	$3,075	$3,151	$3,229	$3,309
Debt Liability Repayment	$13,200	$13,200	$13,200	$13,200	$13,200
Salaries	$100,000	$110,000	$117,700	$123,585	$127,292
Payroll	$90,000	$99,000	$105,930	$111,226	$114,562
Operating Profit	$93,400	$112,025	$125,763	$135,630	$140,862

This information is provided by Yukon Pizza. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Yukon Pizza Business Plan.pdf

Investment Round Status

Target Raise $25,000
Maximum Raise $50,000
Amount Invested $0
Investors 0

Investment Round Ends October 21st, 2022

Summary of Terms

Legal Business Name Yukon Productions LTD

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 2%-4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

Historical milestones

Yukon Pizza has been operating since March, 2017 and has since achieved the following milestones:

Opened location in Las Vegas, NV

Achieved revenue of 175k in 2021.

Had Cost of Goods Sold (COGS) of $34,000

Historical financial performance is not necessarily predictive of future performance.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Yukon Pizza's fundraising. However, Yukon Pizza may require additional funds from alternate sources at a later date.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Yukon Pizza to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Yukon Pizza operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Yukon Pizza competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Yukon Pizza's core business or the inability to compete successfully against the with other competitors could negatively affect Yukon Pizza's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Yukon Pizza's management or vote on and/or influence any managerial decisions regarding Yukon Pizza. Furthermore, if the founders or other key personnel of Yukon Pizza were to leave Yukon Pizza or become unable to work, Yukon Pizza (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Yukon Pizza and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Yukon Pizza is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Yukon Pizza might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Yukon Pizza is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Yukon Pizza

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Yukon Pizza's financial performance or ability to continue to operate. In the event Yukon Pizza ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Yukon Pizza nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Yukon Pizza will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Yukon Pizza is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Yukon Pizza will carry some insurance, Yukon Pizza may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Yukon Pizza could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Yukon Pizza's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Yukon Pizza's management will coincide: you both want Yukon Pizza to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Yukon Pizza to act conservative to make sure they are best equipped to repay the Note obligations, while Yukon Pizza might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Yukon Pizza needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Yukon Pizza or management), which is responsible for monitoring Yukon Pizza's compliance with the law. Yukon Pizza will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Yukon Pizza is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Yukon Pizza fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Yukon Pizza, and the revenue of Yukon Pizza can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Yukon Pizza to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Yukon Pizza. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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